December 7, 2007

Mr. Jim Atkinson

Ms. Vanessa Robertson

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

Mach One Corporation.

Registration Statement on Form SB-2

Filed October 16, 2007

File No. 333-146744

Dear Mr. Atkinson and Ms. Robertson,

Thank you for the comment letter sent by your department on November 8, 2007. . Following are Mach One’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Acknowledged.

2. Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness. Completed

Cover page

3. If applicable, please disclose that this transaction is your initial public offering. Not applicable.

4. Since you have stated the selling shareholders may sell at prevailing market price or in negotiated transactions, the reference to market factors in the first sentence appears to be inapplicable. Deleted.

Prospectus summary. Page 2

5. Please expand the discussion to indicate you will not receive any proceeds from the offering. Also, briefly discuss the fact if your losses continue without obtaining additional financing you may soon have to cease operations. Completed.

Our Business. Page 2

6. There appears to be some confusion in the forepart of the prospectus concerning the nature of your products. In this regard, the disclosure in the risk factor on page 4 entitled "There are no conclusive studies regarding the benefits of colostral replacement products" seems to suggest that some of your products may contain vitamin, mineral or herbal supplements while the use of the term immunoglobulin suggests that the products are blood-derived biological products. Please revise the summary and business sections accordingly to disclose the nature of the various products you market and to reconcile these apparent inconsistent disclosures. Revised and reconciled.

7. Please expand the discussion in the first paragraph to identify the specific substances your equipment measures and the specific unhealthy conditions that may be indicated depending upon the levels of these substances.

As the testing business is being phased out, this paragraph was deleted and discussed in terms of discontinuing the testing business.

8. Please expand the discussion here, with greater detail in the business section, to provide more information about colostral replacement therapy and colostrum supplements sufficient for a reader to gain a basic understanding of your products and their market, and to understand the difference between colostral replacement therapy and colostrum supplements. Acknowledged and expanded.

9. We note your reference to the acquisition of product lines from Bioqual. Please reconcile this disclosure with the discussion in note 1 to the financial statements on page 31. Reconciled with Note 1.

10. Please file the agreements with Bioqual as exhibits. In addition, please expand the discussion to describe the material terms of the acquisition of the products from Bioqual. Filed as exhibit and material terms added to discussion.

"We will continue to have significant capital needs.. .." page 3

11. Please revise the disclosure in the risk factor discussion to be consistent with, and as informative as, the liquidity discussion on pages 21-22. Revised.

12. This risk factor describes several risks, e.g. your losses, need for additional capital, possible cessation of operations, dilution, etc. Please revise your presentation to present each distinct risk under its own risk heading. Revised to reflect separate risk factors.

13. Please revise the discussion to indicate the extent of your losses, your cash burn rate, the amount of currently available funds, and how long these funds will enable you to continue operations. Revised.

14. Please expand the discussion to explain what you mean by the statement "our current cash needs will be able to sustain our proposed operations for 8-10 months." Changed to read our current cash will be able to sustain our proposed operations for 8-10 months." Discussion expanded.

15. Please expand the discussion in your business section to describe your business plan in greater detail. Expanded.

"We have limited experience in manufacturing" page 4

16. We note VDx was organized in 2004. Please expand the discussion to quantify the extent and amount of experience you have with formulation or manufacturing, excluding experience with the products recently obtained from BioQual. Discussion expanded.

"We have newly formed sales, marketing and distribution capability.. .." page 4

17. Please expand the discussion to explain what you mean by the formulation of your sales, marketing and distribution capabilities. How many people do you current employ in each of these categories? If you depend on third parties for marketing and distribution, please identify these parties. To the extent you have agreements with third parties, please so indicate and describe the material terms of these agreements in your business section. You should also file these agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with a supplemental analysis supporting this determination and disclose the number of parties you retain for marketing and distribution services. Discussion expanded. Also, there are not currently any third party agreements executed.

"There are no conclusive studies. . . ." page 4

"'Adverse publicity with respect to colostral replacement. ..,",page 4

18. The disclosure in these risk factors is similar. Please consider combining the discussions into one risk factor. Combined.

"If the Federal Trade Commission or certain states object to our products.... " page 4

19:This risk factor could apply to any company in your industry or other industries. If you elect to retain this risk factor and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company or offering. For example, has the PTC taken action against you previously? Has the FTC, state agencies or other regulatory body indicated its intention to take regulatory action against advertising and product claims similar to your advertising and claims? Deleted section as general risk does not apply to our industry.

"We may not be able to compete effectively.. .." page 5

20. Please identify your major competitors and their competing products and describe their market share as well as your market share. The discussion should address the competitors for immune supplements as well, as the competitors for diagnostic and monitoring equipment. Identified competitors to replacement product, no discussion on testing equipment as previously deleted from discussions.

21. Please discuss the specific competitive challenges you face related to the nature of the products, bow they are priced and marketed and compare your situation to that of your competitors' products, pricing and marketing. Added to above risk factor.

“We, are highly dependent on the services of our key personnel.. .," p . 86

22. Please identify the principal scientific and management staff upon whom you rely. Indicate the extent to which you have employment agreements with these individuals and briefly describe the term and termination provisions of these contracts, including the contract for Mr. Tobin. Identified and contract described.

"If we are unable to hire additional qualified personnel.. .." page 7

23. To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. No problems attracting or retaining personnel.

24. Briefly expand the discussion, to indicate the number of personnel you currently have who have experience in veterinary science. Completed.

"Penny stock relations may impose certain restrictions" page 8

25. Please revise the subheading to delete the term "may." Revised.

"Limited liquidity in the Pink Sheets or on the OTCBB." page 9

26. Please expand the discussion to provide the actual average daily trading volume in your common stock for the last two months. Discussion expanded.

"Increased dealer compensation" page 10

27. Please revise the risk factor heading so it describes the risk that follows in the discussion. Completed.

"Our common stock has experienced a high degree of volatility" page 10

28. Please expand the discussion to provide the dates upon which the high and low prices occurred. Completed.

Business. page 11

29. Please eliminate the acronyms NEPA and FPT throughout the document. Also, please explain what the term "IGg" means the first time you use it. Acknowledged and done.

30. Please expand the discussion to describe the development of your business for at least the past thee years including any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. Completed.

31.. Please file the merger/acquisition agreement between VDx and Mach One as an exhibit. Acknowledged and filed as an Exhibit.

Marketing - Overview, Page 12

32. Please expand the discussion to identify the study which references the fact that as many as 40% of the calves in herds exhibit FPT. Please indicate for whom and by whom the study was conducted. Completed.

Marketing focus. page 12

33. Please discuss how you currently market your products to the top 20% of dairies and the number of personnel engaged in such activity. Added to discussion  in section.

34. Please indicate the approximate number of veterinarians technicians you employ and describe the specialized training required, if any, to operate your equipment and administer your products. Added to discussion  in section.

35. Please expand the discussion to quantify the capital investment required for your products and the staff required for your processes and procedures. Added to discussion  in section.

Internet Marketing. page 13

36. Please consider including your website address, if available. Added to discussion  in section.

Manufacture of Products, page 13

37. You disclose that you manufacture and package all of your products in your Wisconsin facility. Please explain why you do not have any inventory recorded on the balance sheet. Manufacturing of product in bulk is slated for a mid-December 2007 start. Test product is all that has been made to date.

Products - Overview. page 13

38. Your prospectus summary on page 2 refers to your manufacture, marketing, sale and distribution of diagnostic and monitoring equipment, however the discussion of your business and products does not include such equipment. Please advise or revise. As revised in the document, this business is being discontinued.

39. Please provide a breakdown of your revenues derived from the sale of your products described on pages 1 1-14 and the revenues derived from the sale of your diagnostic and monitoring equipment. Manufacturing beyond test products will begin in mid-December 2007. Currently, no revenues have been derived from colostrum replacement products to date

40. Please identify your competitors in the colostral replacement market. The discussion should address the competitors in for immune supplements as well as the competitors for diagnostic and monitoring equipment. Identified competitors to replacement product, no discussion on testing equipment as previously deleted from discussions.

41. Please explain why your are regulated by the EPA and how regulation by the regulatory bodies you describe affects your operations. Revised to delete mention of EPA. We are not regulated by them.

42. Tell us supplementally whether you are also regulated by the FDA and the nature of such regulation. Added to discussion  in section.

43. We note the absence of any discussion pertaining to your property in Visalia, California. Please advise or revise. Our business model has changed so that we no longer need to purchase real estate in our target market areas. Our model now realizes the economies of centralized manufacturing  by shipping the base colostrum back to our Wisconsin facility for processing rather than a distributed model of having 17 regional manufacturing facilities.

Management, page 15

44. Please expand the discussion to indicate the date Mr. Tobin acquired VDx from TCAA and the consideration he paid for VDx. Added to discussion  in section.

Ownership of Certain Beneficial Owners and Management, page 15

45. Please identify the natural person with voting or investment power over the securities held by Charles Morgan Securities, Inc, EMM Company Trust, HillHaven Enterprises Limited, and AAR Accounts Family Limited Partnership. Where persons hold more than 5% of a class under a voting trust or similar arrangement, please provide the information requested by instruction 2 to Item 403 of Regulation. S-B. Identified in section.

SeIling Shareholders, page I6

46. Footnote 1 refers to AAR Accounts Family Limited Partnership, however this entity is not listed as a selling shareholder. Please advise or revise. Revised.

47. Please clarify whether Charles Morgan Securities will sell any shares in the offering. They are currently listed as a selling shareholder, however there is no indication under the appropriate column that any shares will be sold or that they will continue to own shares in the company. Revised to reflect as selling shareholder.

Selling Shareholders - General

48. Each of the following comments under this section requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Acknowledged.

Dollar value of underlying securities . . . .

49. Please provide the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes). Added to discussion  in section.

Payments to the investor and affiliates

50. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or my person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure. Table filed with amendment.

51. Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Potential profits on conversion

52. Please provide tabular disclosure of  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible notes" means the securities underlying the note that may be received by the persons identified as selling shareholders the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

the conversion price par share of the underlying securities on the date of the sale or the convertible notes, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and if the conversion price per share is not set at a fixed price, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date. Table filed with amendment.

53. If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure. There are no provisions in the notes that could result in a change in the price per share upon the occurrence of certain events.

Total potential profit from other securities

54. Please provide tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other: securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

market price per share of the underlying securities on the date of the sale of that other security;

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

+-the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date. None.

Comparison of issuer proceeds to potential investor profit

55. Please provide tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible notes transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 41;

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed, in response to Comments 41 and 42. Table filed with amendment.

56. Further, please provide - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 41 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 42 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes. 189%, 7.875%

Prior transactions between the issuer and the selling shareholders

57. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

-the date of the transaction;

-the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

-the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

-the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

-the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary). None.

Comparison of registered shares to outstanding shares .

58. Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The issuer's intention and ability, to make all note payments and the presence or absence of short seIling; by the selling shareholders.  Table filed with amendment. Takes into account possible conversion of 5.42 million preferred shares into 27.1 million common.

. . ...

59. Please provide the following information:

-whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

-whether based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the dale on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.). The issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities. To our knowledge, none of the selling shareholders has an existing short position in the company’s common stock.

Relationships between the issuer and selling shareholders

60. Please provide a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or my person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors those persons) in connection with the sale of the convertible notes-

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard. We confirm that a complete description of relationships and arrangements are included as exhibits to the registration statement.

The method by which the number of registered shares was determined

61. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus. The company is seeking to register 3.75 million shares that were issued in connection with two convertible notes converted in the amount of $75,000 each at .04 each. Additionally, the company is seeking to register 3.92 million shares held by Charles Morgan Securities acquired as payments under an Investment Advisory, An Investment Banking, and a Placement Agent agreement- all previously filed as exhibits.

Information regarding institutional selling shareholders

62. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. AAR Family partnership- Andrew A. Roth. Charles Morgan Securities- Paul E. Taboada.

Plan of Distribution. page 17

63. We note that you are registering the sale of 7,670,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

The number of selling shareholders and the percentage of the overall offering made by each shareholder;

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

Any relationship among the selling shareholders;

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or ally related security, such as a warrant or option) upon conversion or exercise; and

Whether or not any of the selling shareholders is in the business of buying and selling securities.

We believe you may be under a misapprehension as to the nature of this offering. The company is not seeking to register shares issuable upon conversion of convertible notes or other securities. All of the shares covered by the registration statement are presently issued and outstanding.

The registration statement covers 7,670,000 shares of our common stock. Of that amount, 1,875,000 shares are to be registered for sale by a family partnership controlled by Andrew Roth and 1,875,000 shares are to be registered for sale by John and Audrey Quackenbush. The remaining 3,920,000 shares are to be registered for sale by Charles Morgan Securities, Inc. Mr. Roth and the Quackenbushes are customers of Charles Morgan Securities, Inc. As described in more detail below, they acquired their shares upon conversion of notes issued at different times and in separate transactions. There are no other relationships among the selling shareholders. I

Mr. Roth acquired the 1,875,000 shares to be registered for sale by him upon conversion of $75,000 in principal amount of convertible notes. Those notes were issued in December 2006, and were converted into common stock in March 2006.

The Quackenbushes also acquired the 1,875,000 to be registered for them upon conversion of $75,000 in principal amount of convertible notes. Those notes were issued in January, 2006 and were converted into common stock in March 2006.

The 3,920,000 shares to be registered for sale by Charles Morgan Securities, Inc. were acquired by that firm as compensation for consulting services rendered during the period from January 2006 to December 2006.

As of September 30, 2007 there were 62,346,651 shares of common stock outstanding. Of those shares, 30 million shares are owned by Mr. Tobin, the president. The remaining 32,346,651 shares of common stock were beneficially owned as follows:

AAR Accounts Family Limited Partnership	7,638,889
John and Audrey Quackenbush	3,750,000
Charles Morgan Securities, Inc.	3,920,000
Other common shareholders	17,037,762
Total	32,346,651

The shares owned by AAR Accounts Family Limited Partnership are comprised of the 1,875,000 to be registered in this offering and representing shares acquired upon conversion of the notes as described above, an additional 1,875,000 shares received from the Thomas Family Trust, a non-affiliate, as compensation for the Company's failure to comply with its obligations under the registration rights agreement governing AAR's purchase, and 3,888,889 shares issuable upon conversion of $175,000 in principal amount of convertible notes still held by AAR.

The shares owned by Mr. and Mrs. Quackenbush are comprised of the 1,875,000 to be registered in this offering and representing shares acquired upon conversion of notes as described above, and an additional 1,875,000 shares received from the Thomas Family Trust, a non-affiliate, as compensation for the Company's failure to comply with its obligations under the registration rights agreement governing the Quackenbushes' purchase.

In addition to the shares of common stock in the public float, the common stock issuable upon conversion the outstanding shares of convertible preferred stock should be included in the float. All shares of preferred stock have been held for a number of years. None of the holders of that preferred stock is an affiliate of the company, and all those holders are eligible to sell the underlying common stock under Rule 144(k). The shares of common stock issuable upon conversion of the outstanding preferred stock are as follows:

Thomas Family Trust	3,750,000
EMM Company Trust	5,000,000
HillHaven Enterprises Limited	5,000,000
Arthur W. Hogan	5,000,000
William D. Neufeld	5,000,000
Mark Thomas	5,000,000
Total	28,750,000

This brings the total float held by non-affiliates to 61,096,651 shares. Based on that number, the shares of common stock the company is seeking to register for the selling shareholders represents the following percentages of that total float:

Selling shareholder	Shares to be registered	Percentage of float
AAR Accounts Family Limited Partnership (2)	1,875,000	3.1%
John and Audrey Quackenbush	1,875,000	3.1%
Charles Morgan Securities, Inc.	3,920,000	6.4%

We believe these numbers and percentages, and the circumstances of sale, are well within the limits the Commission has historically allowed issuer to treat as secondary and not primary offerings for purposes of Rule 415.

64. If you are not eligible to register a primary offering on Form S-3, you must:

+ File a registration statement for the "resale" offering at the time of each conversion because you are not reliable to conduct the offering an a delayed or continuous basis under Rule 41 5(a)(l)(x);

Register the transaction an the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S- 1);

Identify the selling shareholders as underwriters in the registration statement; and

 Include the price at which the underwriters will sell the securities.

Management's Discussion and Analysis or Plan of Operation Overview. Page 20

65. Please expand the discussion to clarify how the products marketed and sold by VDx differ from those acquired from BioQual. If the products acquired from BioQual are the same as those marketed by VDx, please state this fact.

Revised and Added to discussion  in section.

66. We note you acquired VDx in January 2006 and that you are currently integrating VDx's operations into your own. Please expand the discussion to describe your operations at the time of the VDx acquisition and the anticipated time for the completion of such integration. Expanded discussion to reflect current status.

67. Please expand the discussion to describe the consideration you paid for the acquisition of VDx and the BioQual division, respectively. Completed.

68. We note your reference to a recently completed convertible debt financing with proceeds of $325,000, Please clarify whether this amount is in addition to the equity financing of $325,000 you completed in January 2007? In this regard, we note Item 26 does not describe the equity financing of January 2007. Please advise or revise. Same transaction.  Unclear as to your reference to “Item 26?”

69. Please expand the discussion to indicate the amount of funds you received in exchange for the $1,000,000 note you issued in April 2007. Revised to reflect funds.

70. As may be applicable, please expand the discussion to describe the acquisition of your facility in Visalia, California and the effect of this acquisition on your liquidity, financial condition, and results of operations. We may have additional comments .  As previously noted, purchase of property in Visalia, or anywhere else located regionally is now unnecessary to a change to a centralized manufacturing plan.

Results of Operations, page, 21,

71. In accordance with Item 303 of Regulation S-B, the causes for any material changes from period to period in one or more line items of the financial statements should be disclosed. Please include an explanation for the increase in amortization expense and beneficial conversion expense from June 30, 2006 to June 30, 2007. In addition, you disclose that the increase in gross profits for the six-month period ended June 30, 2007 is attributable to the acquisition of VDx. Please explain why cost of sales decreased for the six-month period ended June 30, 2007 and how this would be true for the accounting presentation required under a recapitalization since the financial information should reflect the operations of VDx. Gross profit increase is attributable to increased volume in sales by VDx for test equipment that is still being classified as current operations until manufacturing of colostrum replacement product begins in bulk.

Liquidity and Capital Resources, page 21

72. Please disclose the factors that caused your cash flows from operations, investing activities, and financing activities to change for the periods presented. The format of this discussion should not merely replicate the information that is already readily discernable from the statement of cash flows. Please clarify when the note payable balance of $726,054 as of June 30, 2007 is due. Also clarify how much of the note payable balance relates to the $1,000,000 promissory note issued in April of 2007. Notes explained by transactions and due dates.

Certain-Transactions. page 22

73- Please expand the discussion to indicate the rent paid to the Tobins. In this regard, we note the reference to base rent under the description of the lease in the section entitled "Property." Please indicate the payments that have been and/or may be made in addition to the "base" rent. Added to discussion in section.

74. Please expand the discussion in this section to include the information contained in note 4 on page 34. Added to discussion  in section.

Summary compensation table, page 23

75. You have apparently utilized the old format for presentation of the information requested by Item 401 of Regulation S-B. Although you only have salary to report at this time, you should focus on the new requirements of Item 401 and you should also amend the table accordingly. Changed to new format as required under Item 401.

Employment Agreements, page 23

76. Please provide a narrative discussion of the material terms of Mr. Tobin's employment agreement. Added to discussion  in section.

Consolidated Balance Sheets. page 25

77. Please explain the nature of the purchase agreement prepayment of $250,000 in 2005. The purchase of the assets from BioQual was structured as multiple payments due from a starting date under the contract

( attached as an exhibit) as November 2005 with final payment due November 2006.  Until final payment was received by BioQual, title to the asset did not pass, therefore, our accountant classified it as above.

Consolidated Statements of Operations, page 7

78. Earnings per share should be rounded to the nearest cent, in, order not to imply a greater degree of precision than exists. Please revise this presentation both in the statement of operations and throughout the document. Changed presentation throughout document.

79. Please disclose the number of shares used in calculating the loss per common share for each period presented. Please provide a reconciliation of how you calculated the number of shares and disclose the number of anti-dilutive shares left out of the calculation because they would be anti-dilutive. Refer to paragraph 40 of SFAS 128. SFAS 128 requires using the if-converted method for those participating securities that are convertible into common stock if the effect is dilutive. We have changed our financials to comply with SFAS 128 and added in the “if converted” preferred shares.

Consolidated Statements of Changes in Stockholders' Equity {Deficit), page 28

80. It appears that this is a recapitalization of a private non-operating company with a public shell, for periods prior to the recapitalization, the equity of the legal entity is the historical equity of the accounting acquirer, prior to the transaction, retroactively restated to reflect the number of shares the accounting acquirer received in the business combination. Please revise or advise. On January 17, 2006 all of the outstanding shares of VDx were acquired by Mach One Corporation in exchange for 30,000,000 shares of the Mach One Corporation common stock.   Subsequent to the merger Mach One Corporation had 30,287,451 total common shares outstanding.  Accordingly, this transaction has been accounted for as a reverse merger with VDx Inc. treated as the accounting acquirer as their stockholders control approximately 99% of the post-merger common stock.  As such, the accompanying financial statements refer to the activity of VDx Inc. since its inception, August 9, 2004

81. Please explain to us what is meant by the shares "Issued for Purchase of shell" during the six months ended June 30,2007. Revised to better reflect actual transaction.

82. Please explain to us how you determined the fair values assigned to the share issuance presented in this statement. Include a discussion of the accounting applied to the shares issued-in connection with the conversion of the notes including whether the conversion value of those shares was determined in the original agreement related to the notes. For shares purchased in private transactions in 2006 and 2007, fair value was determined by applying a 20% discount to the then quoted market price. The discount was decided on by the company to reflect both the illiquidity of the stock as well as lack of registration rights. For the convertible notes, the conversion value of the shares underlying the notes was determined in the original agreements as 50% of the price on the date of conversion.

Consolidated, Statements of Cash Flows, page 30

83. Please explain to us where the amounts that generated the proceeds on the line items "Proceeds from issuance of stock" are reflected in your statement of stockholders' equity.

Notes to Financial Statements, page 31

Note 1 – Organization and Summary of Significant Accounting Policies. page 31

84. You disclose that you have a letter of understanding with BioQuaI. However, on page 20 you disclose that you have completed the acquisition of a division of BioQual. Please revise your notes to clarify whether the acquisition has been completed. Please disclose whether this was an acquisition of a business or an asset acquisition, how the acquisition was accounted for, the cost of the acquisition and the purchase price allocation. Also provide us your analysis of the need to provide separate financial statements and pro forma financial statements under Items 3 10(c) and (d) of Regulation S-B. This was an asset acquisition of equipment and technology from BioQual. Accounted for as an equipment purchase for $250,000 and accounted for as such in our financial statements.

85. Please disclose your revenue recognition policy and address the criteria outlined in Staff Accounting Bulletin No. 104 including how those criteria affect your specific recognition pattern. Also please confirm whether you provided any consulting services during the periods presented. Disclosed policy and addressed criteria in section.

86. Please provide a footnote that includes a discussion of the terms and conditions related to the 12% convertible notes discussed on page 18. Footnote provided in Note.

Stock-Based Compensation, page 32,

87. Please disclose your consideration of 123(R) as well as the amount of expense related to share-based payment arrangements included in the specific line items in the financial statements. Modified to reflect current model under 123 (R).

Note 2 – Stockholders Deficit, page 33

88. Please clarify in your disclosure whether a liquidation preference exists related to these preferred shares. Is such a preference exists, include the amount of this preference in the aggregate on the face of your balance sheet. Refer to paragraph 6 of SFAS 129. No liquidation preference exists. Section revised to reflect preferred share rights.

Experts, page 35

89. Please update to reference the accountants who prepared the financial statements for the years ended December 31, 2006 and 2005. Updated in section.

Item 26. Recent Sales of Unregistered Securities page 38

90. We note the reference in the third paragraph to the issuance of a convertible note on December 16, 2007. Please revise to include the correct data. Corrected to 2006.

91. Please identify the specific investors to whom the securities described in this item were sold. Identified.

92. For securities sold for cash, for each transaction described, please indicate the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, please describe the transaction and type and amount of consideration received. Described in section.

93. We note the reference to the issuance of a promissory note in April 2007. If the note is convertible, please expand the discussion to indicate into what the note is convertible. Discussion added to reflect note is not convertible and terms of note.

94. Please revise the disclosure to provide the date the April 2007 promissory note was issued. April 15, 2007.

95. The balance sheet and statement of cash flows for the six months ended June 30, 2007, does not appear to reflect the note issuance in April. 2007. Please advise or revise. The financials reflect the partial payment under the note of $300,000 in March and $150,000 in April 2007.